1847 Holdings LLC
590 Madison Avenue, 18th Floor
New York, NY 10022

May 6, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Mr. Coy Garrison

Re:	1847 Holdings LLC
Amendment No. 4 to Registration Statement on Form S-1 Filed May 1, 2014 File No. 333-193821

Dear Mr. Garrison:

We hereby submit the responses of 1847 Holdings LLC (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 6, 2014, providing the Staff’s comments with respect to Amendment No. 4 to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Exhibit 5.1

1.
Please refer to assumptions (ii) and (iv) in the third paragraph on page two of the opinion. Please revise these assumptions to exclude the registrant or explain to us why it is appropriate to assume that the registrant was duly created and had the power and authority to execute the reviewed documents. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: We have filed a new Exhibit 5.1 with an amendment to the Registration Statement in response to the Staff’s comment.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 521-4052 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 203-8665.

Sincerely,

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.